UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


03028077

For the transition period from ________ to ________

COMMISSION FILE NUMBER 333-44798

HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

HUMAN GENOME SCIENCES, INC.
(Name of issuer of the securities held pursuant to the plan)

9410 Key West Avenue, Rockville, Maryland 20850-3331
(Address of principal executive office)



REQUIRED INFORMATION

(a) Financial Statements of the Plan, as of December 31, 2002 (beginning on the next page of this document)

(b) Exhibits

23. Consent of Independent Public Accountants (filed herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors of Human Genome Sciences, Inc. (Administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN

By: 
William A. Haseltine, Ph.D.
Chairman and Chief Executive Officer

By: 
Steven C. Mayer
Senior Vice President and
Chief Financial Officer

Date: July 25, 2003

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN

DECEMBER 31, 2002 AND 2001

Human Genome Sciences, Inc.
Employee Stock Purchase Plan

TABLE OF CONTENTS



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza, Suite 2100
Baltimore, MD 21201
410-783-4900 Phone
410-727-0460 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

Board of Directors of Human Genome Sciences, Inc.
as Administrator of the Human Genome Sciences, Inc.
Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Fedder & Silverman

Baltimore, Maryland
June 3, 2003

Human Genome Sciences, Inc.
Employee Stock Purchase Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2002 and 2001

	2002	2001
Receivable from employer	$ 23,856	$ 3,132
Net assets available for plan benefits	$ 23,856	$ 3,132

See notes to financial statements

Human Genome Sciences, Inc.
Employee Stock Purchase Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended December 31, 2002 and 2001

	2002	2001
Increase (decrease)		
Participant contributions	$ 864,639	$ 753,743
Terminations and withdrawals	(125,686)	(59,415)
Conversion into shares of common stock	(718,229)	(691,196)
Net increase	20,724	3,132
Net assets available for plan benefits, beginning of year	3,132	–
Net assets available for plan benefits, end of year	$ 23,856	$ 3,132

See notes to financial statements

Human Genome Sciences, Inc.
Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - PLAN DESCRIPTION

The Human Genome Sciences, Inc. Employee Stock Purchase Plan (the Plan), was approved by the shareholders of Human Genome Sciences, Inc. (the Employer) effective May 24, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer's common stock through after-tax payroll deductions. The Plan is intended to benefit the Employer by increasing the employees' interest in the Employer's growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.

As of December 31, 2002, the total number of shares of $0.01 par value common stock of the Employer that are registered for purchase by participants is 500,000. There are no other investment options for participants.

Any regular full-time employee or regular part-time employee of the Employer or its designated subsidiaries who has completed at least 90 days of employment may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer's common stock.

A purchase period is determined at the discretion of the Employer's Board of Directors (the Administrator). For the years ended December 31, 2002 and 2001, there were two purchase periods: January 1 through June 30 and July 1 through December 31.

Participants contribute after-tax payroll deductions of between $25 and 10% of their base salary, bonus and overtime pay. The Employer does not provide a matching or discretionary contribution. Contributions do not earn interest. Participants' payroll deductions are accumulated during the purchase period. Shares are purchased on the last day of the purchase period at a purchase price equal to 85% of the fair market value of the common stock on the first or last trading day of the purchase period, whichever is lower. All shares purchased are deposited in the participant's account at the Agent Broker. Any contributions that are not converted into shares at the last day of the payroll deduction period are carried over into the subsequent purchase period.

NOTE A - PLAN DESCRIPTION (Continued)

Full-year participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000 determined as of the first trading date of the purchase period as to shares purchased during such period.

All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.

In the event of a participant's termination, death or retirement, any remaining account balance will be distributed to the participant or the participant's estate.

The Plan may be terminated at any time by the Company's Board of Directors.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting. The Employer performs various administrative services for the Plan, including maintenance of participants' payroll records.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Tax Status

The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements.



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

Two Hopkins Plaza, Suite 2100
Baltimore, MD 21201-2911
410-783-4900 Phone
410-727-0460 Fax
www.rfs.com

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion of our report dated June 3, 2003 included in Form 11-K of Human Genome Sciences, Inc's. Employee Stock Purchase Plan for the year ended December 31, 2002.

Reznick Fedder & Silverman

Baltimore, Maryland
July 25, 2003